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                                                                      EXHIBIT 41

                  IN THE IOWA DISTRICT COURT FOR POLK COUNTY

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                                    :
MARY M. RIEFF,                      :
                                    :
            Plaintiff,              :
                                    :
              - v -                 :
                                    :
      JOHN E. EVANS, ET AL,         :
                                    :
           Defendants,              :  No. CE 35780
                                    :
               and                  :     RULING
                                    :
 ALLIED MUTUAL INSURANCE COMPANY,   :
                                    :
     Nominal Defendant in the       :
 Derivative Action Only,            :
                                    :
               and                  :
                                    :
   NATIONWIDE MUTUAL INSURANCE      :
 COMPANY,                           :
                                    :
      Intervening Defendant,        :
                                    :

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          On this 16th day of July, 1998 this matter came before the Court to consider the Plaintiff's Motion For Temporary Injunction. Hearing was held, with the Plaintiff appearing by counsel Brad J. Brady, Jason B. Adkins and Albert; with the Defendant Allied Group, Inc. appearing by counsel Glenn L. Smith and J. William Koegel, Jr.; with the individual-named director Defendants appearing by counsel David
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L. Brown, John McClintock and Bruce W. Foudree; with the Nominal Defendant
Allied Mutual Insurance Company appearing by counsel Kent M. Forney and Jay Eaton; and Intervening Defendant Nationwide Mutual Insurance Company appearing by counsel Harold N. Schneebeck and Michael A. Reiter. The Court, having reviewed the files, the document and evidence submitted, and heard the statements of counsel, enters the following Ruling:

                             PROCEDURAL BACKGROUND

          On December 31, 1997 Plaintiff Mary M. Rieff (Rieff), a policyholder of Allied Mutual Insurance Company (Allied Mutual), filed a four-count derivative action. The named Defendants are Allied Group, Inc. (Allied Group) and present and former Directors of Allied Mutual. The Suit seeks monetary damages arising out of a series of transactions that took place between 1985 and 1993 between Allied Mutual and Allied Group. On April 15, 1998 the Court granted Plaintiff's Motion For Extension of Time To Serve Defendants. Plaintiff was given until June 1, 1998 to complete Service of Process. On June 1, 1998 the Plaintiff filed a Motion For Temporary and Permanent Injunctive Relief. One June 4, 1998 the Plaintiff filed her first Amended Petition. The Amended Petition names the same Defendants. It contains eight counts and again is based on transactions which took place between 1985 and 1993 between Allied Mutual and Allied Group. Five of the counts are brought by Plaintiff in her derivative capacity, and three are brought as a class action. On June 12, 1998 the Plaintiff filed her Amended Motion For Temporary and Permanent Injunction. She seeks to "...bar the six Allied Mutual

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directors or its officers from considering, negotiating, or approving or acting on any transaction or on behalf of Allied Mutual, with Nationwide, or any other mergers or acquisitions affecting Allied Mutual and its policyholders, until further order of this Court;" and "make interim relief consistent with Rowen by
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unwinding the preferred stock sale and current transfer to Nationwide of voting rights in Allied Group, and any other action the Allied Mutual directors or officers have purported to take to effectuate the merger or any other related transaction, including all actions taken without regulatory and policyholder approval; and remove the directors, appoint interim directors and a special master to supervise new elections, and grant such other relief as is appropriate or schedule an additional expedited hearing to consider this relief."

          On June 11, 1998 Nationwide Mutual Insurance Company (Nationwide) intervened in this action.

          On June 24, 1998 all defendants filed Motions to Dismiss.

                                     FACTS

          Rieff is a policyholder of Allied Mutual. She alleges the Board of Directors of Allied Mutual have such a conflict of interest that they should be prohibited from acting on any merger and that the court should act by "unwinding" the action taken with respect to the merger with Nationwide.

          The action has been on file since December 31, 1997. The proposed merger of Allied Mutual with Nationwide prompted the filing of the Motion for Injunctive Relief by the Plaintiff. On May 18, 1998 Nationwide publicly announced its

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proposal to merge with Allied Mutual. On June 3, 1998, Nationwide entered into three separate agreements to acquire the business of Allied Mutual, Allied Group and Allied Life Financial Corporation (Allied Life).

                      The Nationwide-Allied Mutual Merger

          On June 3, 1998 Nationwide and Allied Mutual entered into a written Agreement and Plan of Merger (the Allied Mutual Agreement). Pursuant to the terms and conditions of the Allied Mutual Agreement, Nationwide and Allied Mutual agreed to merge Allied Mutual into Nationwide in accordance with the applicable provisions of Iowa Code Sections 521.12 and 521A.3 and the laws of the State of Ohio.

          The Boards of Directors of both Nationwide and Allied Mutual approved the merger and the Allied Mutual Agreement and deemed the merger advisable and in the best interests of their respective policyholders. The merger and the Allied Mutual Agreement are subject to approval by the requisite number of votes of policyholders of both Nationwide and Allied Mutual, as well as the approval of the Iowa Commission of Insurance, the Iowa Attorney General and the Ohio Superintendent of Insurance. The Iowa Commissioner of Insurance has scheduled a hearing for July 29, 1998. The issues at the hearing will be "whether the interests of policyholders of Allied are properly protected: and if any reasonable objection to the application exists."

          As a result of the merger of Allied Mutual into Nationwide, the policyholders of Allied Mutual will received a cash payment of $110 million as an extraordinary dividend. Subject to the approval of the policyholders of Nationwide and

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Allied Mutual, and subject to the approval of the Iowa and Ohio Departments of
Insurance, so long as such policyholder's policy constitutes an obligation of Nationwide or another company with Nationwide or a Nationwide Insurer the policyholder will participate in any demutualization or extraordinary transaction involving Nationwide on the same basis and in the same manner as Nationwide policyholder holding a similar policy. In addition, each such policyholder will have the same voting rights within Nationwide as if his or her policy were issued by Nationwide.

          The merger will enable Nationwide to sell insurance in the western part of the United States through Allied Mutual independent distribution network. Prior to the merger, Nationwide sold most of its insurance in the eastern part of the United States through a distribution network or captive agents.

                    Nationwide's Acquisition of Allied Group

          On June 3, 1998, Nationwide, Nationwide Group Acquisition Corporation, a wholly-owned subsidiary of Nationwide (Nationwide Group Acquisition), and Allied Group entered into an Agreement and Plan of Merger (the Allied Group Agreement) pursuant to which Nationwide Group Acquisition will acquire all Allied Group's outstanding stock for $48.25 per share for a total of approximately $1.5 billion. After this acquisition, Nationwide Group Acquisition will merge into Allied Group. As a result of the merger, Allied Group will become a subsidiary of Nationwide. The $48.25 per share offer price is a 69% premium over the price at which Allied Group shares were trading on

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the open market immediately prior to the announcement of the tender offer for
Allied Group's shares.

          Allied Group's Board of Directors approved the Allied Group Agreement, specifically determining that the $48.25 per share offer price is fair and in the best interests of its shareholders. The Allied Group Board has resolved to recommend Nationwide's $48.25 per share offer and the merger to its shareholders.

          The Boards of Directors of Nationwide and Nationwide Group Acquisition have also approved the merger of Nationwide Acquisition with Allied Group. Nationwide's acquisition of Allied Group is subject to the approval of the Iowa, Ohio and Arizona Departments of Insurance.

                    Nationwide's Acquisition of Allied Life

          As of June 3, 1998, Nationwide, Nationwide Life Acquisition Corporation, a subsidiary of Nationwide (Nationwide Life Acquisition), and Allied Life Financial Corporation (Allied Life) entered into a written Agreement and Plan of Merger (the Allied Life Agreement). Pursuant to the Allied Life Agreement and subject to conditions contained there, Nationwide Life has commenced a tender offer to buy all of the outstanding shares of common stock of Allied Life at $30 per share. This offer totals approximately $96 million for approximately 4.6 million publicly held shares of Allied Life. Pursuant to the Allied Life Agreement, after the purchase of those shares, Nationwide Life Acquisition will merge with Allied Life and Allied Life will be surviving corporation.

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          The Board of Directors of Allied Life approved this offer and merger, recommended that holders of the common stock of Allied Life accept the offer, and determined that the terms of the offer are fair to and in the best interests of its shareholders. Nationwide's acquisition of Allied Life is subject to the approval of the Iowa and Ohio Departments of Insurance.

          Since the summer of 1997, Nationwide has spent in excess of $1 million in legal fees, printing fees, investment advisor and public relations fees and costs related to these acquisitions. In addition, Nationwide executives and employees have expended hundreds of hours of time in connection with them.

          Substantial publicity has surrounded the proposed merger. No other offers have been made to be considered by Allied Mutual. A letter was sent to the Board of Directors of Allied Mutual on July 2, 1998 by David Schiff. Mr. Schiff identifies himself as a "journalist, a candidate for Allied Mutual's board, and a policyholder of Allied Mutual. The letter is nothing more than a suggestion of a plan for sale to the highest bidder. No bidder has been identified or come forward.

          No evidence has been presented that the proposed merger is not in the best interest of the policyholders nor has the merger been acted on by the policyholders or the Iowa Insurance Commissioner.

                               CONCLUSIONS OF LAW

Iowa Rule of Civil Procedure 320 states:

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     INDEPENDENT OR AUXILIARY REMEDY

          An injunction may be obtained as an independent remedy by an action in equity, or as an auxiliary remedy in any action. In either case, the party applying therefor may claim damages or other relief in the same action. An injunction may be granted as part of the judgment; or may be granted by order at any prior stage of the proceedings, and is then known as a temporary injunction.

          Because the Plaintiff seeks an injunction prior to final judgment on the merits of her lawsuit the injunction she seeks is temporary. Iowa Rule of Civil Procedure 321 provides:

     A temporary injunction may be allowed:

          (a) When the petition, supported by affidavit, shows the plaintiff is entitled to relief which includes restraining the commission or continuance of some act which would greatly or irreparably injure him, or,

          (b) Where, during the litigation, it appears that a party is doing, procuring or suffering to be done, or threatens or is about to do, an act violating the other party's right respecting the subject of the action and tending to make the judgment ineffectual,

          "[I]njunctive relief is an extraordinary remedy, to be granted with caution and only when clearly required. Rokusek v. Jensen, 548 N.W.2d 570, 573
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(Iowa 1996). The issuance of a temporary injunction is a "drastic remedy" to be used only to prevent irresparable injury and protect the subject of litigation prior to final judgment. Kleman v. Charles City Police Dep't., 373 N.W.2d 90,
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94 (Iowa 1985); Kent Prods. v. Hoegh, 61 N.W.2d 711, 716 (Iowa 1953).  A
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temporary injunction may be granted only if "an illegal act is threatened and remedy at law is inadequate."  Stellingwerf v. Lenihan, 85 N.W.2d 912, 914 (Iowa
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1957).

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          The potential injuries alleged by Plaintiff are not irreparable and are outside the category of non-compensable injuries threatened in cases where Iowa courts have awarded temporary injunctions.

          Plaintiff claims that she will be "irreparably harmed" in the absence of immediate injunctive relief because the Defendant directors have been "making significant expenditures of Allied Mutual's resources in negotiating and purporting to approve and act in part to effectuate the merger and other related transactions." She adds a list of other injuries which is a summary of the injuries alleged in her First Amended Petition seeking damages.

          The court cannot see how the potential injuries to Allied Mutual would be "irreparable" even if the Plaintiff could prove her allegations. Plaintiff has an adequate remedy at law for each of the injuries she alleges in the First Amended Petition. Any such injuries to Allied Mutual or its policyholders would be compensable through money damages and do not require immediate injunctive relief to protect Plaintiff's opportunity to recover those damages.

          Nor do the injuries alleged threaten the source of any recovery by Plaintiff. The merger does not adversely affect the financial condition of any of the Defendants. If, after the merger, Plaintiff is able to maintain any cognizable claim it will be against the Defendants who are at least as capable as they are presently of payment of these monetary claims. Any recovery against Allied Group will be collectable against its successor. The

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policyholders the Plaintiff brings this action for will receive $110 million if the merger is completed.

          Plaintiff's failure to state how any potential injuries to Allied Mutual or its policyholders are irreparable or non-compensable through money damages is alone grounds for denial of her motion for temporary injunctive relief. Because Plaintiff has an adequate legal remedy in the form of money damages and the source of potential compensation is not threatened, there is no basis for the temporary injunction requested by the Plaintiff. See
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Stellingwerf, 85 N.W.2d at 914.
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          The Plaintiff also has asked for the effective removal of the Allied
Mutual board of directors and the appointment of a "special master" to act for the company.

     Iowa Rule of Civil Procedure 207 provides: A "master" includes a referee, auditor or examiner. On a showing of exceptional conditions requiring it, the court may appoint a master as to any issues not to be tried to a jury. The clerk shall forthwith furnish the master with a copy of the order appointing him.

The master referred to in the Rule typically acts to make additional factual findings. See Rowan v. LeMars Mutual, 282 N.W.2d 639 (Iowa 1979). Here since
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the court has concluded that the Plaintiff on behalf of Allied Mutual can be adequately compensated by an award of money damages the drastic remedy of removal of the directors is not warranted.

          Because the Court concludes that the Plaintiff has an adequate remedy at law, no discussion of the allegations of conflict of interest and the ultimate likelihood of Plaintiff being successful with her lawsuit is needed. Likewise it is not necessary to

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address the fact that the policyholders and the Insurance Commissioner have yet to pass on the merits of the merger.

          IT IS THEREFORE ORDERED that the Motion for Temporary and Permanent Injunctive Relief is denied.
July 17, 1998.

                              /s/ Larry J. Eisenhauer
                              ____________________________________
                              LARRY J. EISENHAUER, JUDGE
                              Judge of the Fifth Judicial District

Copies to:
Counsel of Record

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